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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           J. Alexander's Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    466096104
                   -------------------------------------------
                                 (CUSIP Number)


                               Lonnie J. Stout II
                         3401 West End Avenue, Suite 260
                           Nashville, Tennessee 37202
                                 (615) 269-1900
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 11, 2001
                   -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------                                    ---------------------
 CUSIP No. 466096104                    13D                 Page 2 of 6 Pages
----------------------                                    ---------------------





   1   NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Lonnie J. Stout II
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [X]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS

       00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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  NUMBER OF      7    SOLE VOTING POWER
                      562,579 shares of Common Stock (includes options to
    SHARES            purchase 381,920 shares (right to acquire))
               -----------------------------------------------------------------
 BENEFICIALLY
                 8    SHARED VOTING POWER
  OWNED BY            0 shares of Common Stock
               -----------------------------------------------------------------
    EACH
                 9    SOLE DISPOSITIVE POWER
  REPORTING           554,789 shares of Common Stock (includes options to
                      purchase 381,920 shares (right to acquire))
    PERSON     -----------------------------------------------------------------

     WITH        10   SHARED DISPOSITIVE POWER
                      7,790 shares of Common Stock
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       562,579 shares of Common Stock (includes options to purchase 381,920 shares (right to acquire))
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       7.8% Common Stock
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

       IN
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        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock") of J. Alexander's Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.

        ITEM 2.  IDENTITY AND BACKGROUND.

        There has been no change in Mr. Stout's disclosures pursuant to this item.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On April 11, Mr. Stout sold 44,000 shares of Common Stock of the Issuer to J. Bradbury Reed, a member of the board of directors of the Issuer, at a price of $2.25 per share, in a negotiated transaction.

        ITEM 4.  PURPOSE OF TRANSACTION.

        There has been no change in Mr. Stout's disclosures under this item.

        ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

        (a) Mr. Stout beneficially owns 7.8% of the Common Stock of the Issuer, or 562,579 shares of Common Stock.

        (b) Mr. Stout beneficially owns the following number of shares of Common Stock with:

             Sole Voting Power: 562,579 shares (includes options to purchase 381,920 shares (right to acquire)) of Common Stock

             Shared Voting Power:  0

             Sole Dispositive Power: 554,789 shares (includes options to purchase 381,920 shares (right to acquire)) of Common Stock

             Shared Dispositive Power: 7,790 shares of Common Stock

        (c)  N/A




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        (d)  N/A

        (e)  N/A


        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There has been no change in Mr. Stout's disclosures pursuant to this item.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        There has been no change in Mr. Stout's disclosures pursuant to this item.





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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                  /s/ Lonnie J. Stout II
                                                  ----------------------------
                                                   Lonnie J. Stout II


Date:   April 12, 2001
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